UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                        McNeil Real Estate Fund XV, Ltd.
                                (Name of Issuer)

                            Limited Partnership Units
                         (Title of Class of Securities)

                                   582568 50 7
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 582568 50 7


1        NAME OF REPORTING PERSON
              High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /x/ (1)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
              WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              9,761 Units (2)

8        SHARED VOTING POWER
              0

9        SOLE DISPOSITIVE POWER
              9,761 Units (2)

10       SHARED DISPOSITIVE POWER
              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,761 Units (2)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                              //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.50%

14       TYPE OF REPORTING PERSON*
              PN
---------------
(1) See disclaimer in Item 5 below.
(2) As described in Item 4 below under the caption Voting and Standstill Agreement, the Reporting Persons have entered into certain voting agreements, and granted a proxy to certain officers of McNeil Investors, Inc., with respect to these units.

                                  SCHEDULE 13D

CUSIP No. 582568 50


1        NAME OF REPORTING PERSON
              Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /x/ (1)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
              AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              0

8        SHARED VOTING POWER
              9,761 Units (2)

9        SOLE DISPOSITIVE POWER
              0

10       SHARED DISPOSITIVE POWER
              9,761 Units (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,761 Units (2)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                              //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.50%

14       TYPE OF REPORTING PERSON*
              00
---------------
(1) See disclaimer in Item 5 below.
(2) As described in Item 4 below under the caption Voting and Standstill Agreement, the Reporting Persons have entered into certain voting agreements, and granted a proxy to certain officers of McNeil Investors, Inc., with respect to these units.

                                  SCHEDULE 13D

CUSIP No. 582568 50 7


1        NAME OF REPORTING PERSON
              Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /x/ (1)
3        SEC USE ONLY

4        SOURCE OF FUNDS*
              AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              0

8        SHARED VOTING POWER
              10,587 Units (2)

9        SOLE DISPOSITIVE POWER
              0

10       SHARED DISPOSITIVE POWER
              10,587 Units (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,587 Units (2)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                              //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.30%

14       TYPE OF REPORTING PERSON*
              IN
---------------
(1) See disclaimer in Item 5 below.
(2) As described in Item 4 below under the caption Voting and Standstill Agreement, the Reporting Persons have entered into certain voting agreements, and granted a proxy to certain officers of McNeil Investors, Inc., with respect to these units.

                                  SCHEDULE 13D

CUSIP No. 582568 50 7


1        NAME OF REPORTING PERSON
              Unicorn Associates Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /x/ (1)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
              AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              826 Units (2)

8        SHARED VOTING POWER
              0

9        SOLE DISPOSITIVE POWER
              826 Units (2)

10       SHARED DISPOSITIVE POWER
              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              826 Units (2)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                              //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.80%

14       TYPE OF REPORTING PERSON*
              CO
---------------
(1) See disclaimer in Item 5 below.
(2) As described in Item 4 below under the caption Voting and Standstill Agreement, the Reporting Persons have entered into certain voting agreements, and granted a proxy to certain officers of McNeil Investors, Inc., with respect to these units.

                        AMENDMENT NO. 15 TO SCHEDULE 13D

         This  statement  ("Statement")  constitutes  Amendment  No.  15 to  the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 13, 1995, as amended to date (the "Initial Filing"). Unless otherwise indicated, capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Filing.

         This Statement hereby amends the items identified below, or the particular paragraphs of such items which are identified below.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On December 7, 1999, High River Limited Partnership ("High River"), Riverdale LLC ("Riverdale"), Carl C. Icahn ("Mr. Icahn") and Longacre Corp. ("Longacre" and together with High River, Riverdale and Mr. Icahn, the "Icahn Parties") entered into a settlement agreement (the "Settlement Agreement") and a voting agreement (the "Voting and Standstill Agreement") with the McNeil Partnerships (as defined below), McNeil Partners, L.P. (the "General Partner"), McNeil Investors, Inc. ("McNeil Investors"), McNeil Real Estate Management, Inc. ("McREMI"), Robert A. McNeil and Carole J. McNeil (collectively, the "McNeil Parties"), in connection with the settlement of litigation brought by High River, Unicorn and Longacre against the General Partner, McNeil Investors, McREMI, Robert A. McNeil and Carole J. McNeil.

         As used herein, "McNeil Partnerships" means McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., McNeil Real Estate Fund XXVII, L.P., Hearth Hollow Associates, L.P., McNeil Midwest Properties I, L.P., Regency North Associates, L.P., Fairfax Associates II, Ltd. and McNeil Summerhill I, L.P.

         Settlement Agreement

         The Settlement Agreement settles and disposes of all claims, demands and causes of action existing as of December 7, 1999 and arising out of, connected with or incidental to the dealings between the parties to the Settlement Agreement, including all claims, demands and causes of action reflected in the action Schofield et al. v. McNeil Partners, L.P. et al. (the "Schofield litigation") or the action High River Limited Partnership et al. v. McNeil Partners, L.P. et al. (the "High River litigation"), as well as all prior disputes arising out of events in the years preceding and leading up to the execution of the Master Agreement (the "Master Agreement") entered into on June 24, 1999 among the McNeil Partnerships, the General Partner, McNeil Investors, McREMI, McNeil Summerhill, Inc., Robert A. McNeil and WXI/McN Realty L.L.C., an affiliate of Whitehall Street Real Estate Limited Partnership XI ("WXI/McN Realty"). The Master Agreement was filed as an Exhibit to the Partnership's Current Report on Form 8-K, dated June 29, 1999. The Schofield litigation referred to above is described in more detail in Section 8 of the Offer to Purchase included as an Exhibit to the
Schedule 14D-1 Tender Offer Statement filed by High River and Mr. Icahn on September 20, 1996. The High River litigation is an action filed on July 23, 1999 by High River, Unicorn and Longacre in the Supreme Court of the State of New York, New York County, against the General Partner, McNeil Investors, McRemi, Robert A. McNeil and Carole J. McNeil alleging, among other things, that the defendants improperly interfered with tender offers made by High River for limited partner units in the Partnership and improperly excluded High River from participating in the auction process for the sale of the McNeil Partnerships. The High River litigation also contains allegations against the defendants based upon the plaintiffs' status as opt-outs from the settlement of the Schofield Litigation. On July 30, 1999 defendants filed an answer to the complaint in the High River litigation denying the material allegations in the complaint and asserting several affirmative defenses. Other than as described below, the terms of the Settlement Agreement are subject to a confidentiality agreement among the McNeil Parties and the Icahn Parties.

         On December 7, 1999, concurrently with the execution of the Settlement Agreement, the Icahn Parties dismissed, with prejudice, as to all parties, with each party bearing its own costs and attorneys' fees, the High River litigation as well as any appeal of the Final Order and Judgment in the Schofield litigation.

         In consideration of, among other things, the dismissal of the High River litigation and any appeal of the Final Order and Judgment in the Schofield litigation, the mutual general releases and covenant not to sue described below, McNeil Partners, McREMI, McNeil Investors, Robert A. McNeil and Carole J. McNeil will make a cash settlement payment to High River at the closing of the transactions contemplated by the Master Agreement, provided that the Settlement Agreement has not been terminated.

         The McNeil Partnerships and their subsidiaries have no liability or obligation with respect to the settlement payment. Moreover, Robert A. McNeil and Carole J. McNeil have agreed that notwithstanding that they may be entitled to indemnification pursuant to the provisions of the limited partnership agreements governing the McNeil Partnerships, neither they, nor their affiliates, will seek or accept from any McNeil Partnership, or any subsidiary corporation or subsidiary partnership of a McNeil Partnership, payment or reimbursement of any portion of the settlement payment or related legal fees.

         The Settlement Agreement provides for mutual general releases by the Icahn Parties, on the one hand, and by the McNeil Parties and WXI/McN Realty, on the other hand. Each of the Icahn Parties, on the one hand, and each of the McNeil Parties and WXI/McN Realty, on the other hand, also has agreed not to initiate, file or pursue any action, claim, suit or proceeding against the other that concerns any of the matters which are the subject of the releases. The releases and covenant not to sue also apply to the respective predecessors, successors, present and former affiliates, subsidiaries, parents, assigns, officers, directors, equity holders, partners, members, controlling persons, employees, attorneys, financial advisors, investment bankers and agents of the Icahn Parties, the McNeil Parties and, with some exceptions, WXI/McN Realty.

         The Settlement Agreement terminates in its entirety on the date which is the earliest to occur of (1) June 30, 2000, if the closing of the transaction contemplated by the Master Agreement has not occurred on or prior to June 30, 2000; (2) the termination of the Master Agreement in its entirety; and (3) the termination of the Master Agreement with respect to the last participating McNeil Partnership.

         The Settlement Agreement does not constitute an admission of damages, wrongdoing or liability by any party.

         Voting and Standstill Agreement

         On December 7, 1999, in consideration of the McNeil Parties and the Icahn Parties executing and delivering the Settlement Agreement, the McNeil Parties and the Icahn Parties also entered into a Voting Agreement (the "Voting and Standstill Agreement") with respect to the limited partner units beneficially owned by the Icahn Parties in the McNeil Partnerships.

         Mr. Icahn and his affiliates agreed in the Voting and Standstill Agreement to vote all of the limited partner units beneficially owned and held of record by them in any of the McNeil Partnerships (and granted certain officers of McNeil Investors an irrevocable proxy to vote such limited partner units) for the merger of such McNeil Partnership contemplated by the Master Agreement and for certain other related matters with respect to such McNeil Partnerships. Mr. Icahn and his affiliates also agreed in the Voting and Standstill Agreement to direct the holders of record of any limited partner units beneficially owned by them but not held of record by them in any of the McNeil Partnerships to vote those limited partner units for the merger of such McNeil Partnership contemplated by the Master Agreement and for certain other related matters with respect to such McNeil Partnership.

         The Voting and Standstill Agreement also includes a standstill provision and a no solicitation provision pursuant to which each of the Icahn Parties, its affiliates and its subsidiaries have agreed to certain restrictions on their actions with respect to the McNeil Partnerships and related parties. The standstill provision and no solicitation provision automatically terminate with respect to all of the McNeil Partnerships on December 7, 2002, and terminate with respect to particular McNeil Partnerships under certain other circumstances, including (1) automatic termination if that McNeil Partnership becomes an "excluded McNeil Partnership" pursuant to the Master Agreement; and
(2) in the case of any of McNeil Partnerships IX, X, XI, XIV, XV, XX, XXIV, XXV, XXVI and XXVII, termination at the option of the Icahn Parties if the per unit aggregate amount payable or estimated to be payable with respect to limited partner units in that McNeil Partnership is reduced below a specified amount.

         The Voting and Standstill Agreement terminates in its entirety on the date which is the earliest to occur of (1) June 30, 2000, if the closing of the transaction contemplated by the Master Agreement has not occurred on or prior to June 30, 2000; (2) the termination of the Master Agreement in its entirety; and
(3) the termination of the Master Agreement with respect to the last participating McNeil Partnership.

          The foregoing description of the Voting and Standstill Agreement is a summary only and is qualified in its entirety by reference to the Voting and Standstill Agreement, which is filed as an exhibit hereto and which is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a) - (b) of this Item are hereby amended to read in their entirety as follows:

         (a) - (b) The 10,587 Units which are listed above as being beneficially owned by the Reporting Persons consist of 9,761 Units directly beneficially owned by High River and 826 Units directly beneficially owned by Unicorn. Such Units represent approximately 10.30%, 9.50% and 0.80%, respectively, of the outstanding Units, based upon the Partnership's most recent Form 10-Q. Carl C. Icahn is the controlling member of Riverdale (the general partner of High River) and indirectly beneficially owns all of the issued and outstanding shares of capital stock of Unicorn. Mr. Icahn indirectly beneficially owns all of the Units directly beneficially owned by High River and Unicorn. Riverdale indirectly beneficially owns all of the Units directly beneficially owned by High River.

         Neither the filing of this Amendment nor its contents shall be deemed an admission that the Reporting Persons are part of a "group" with the McNeil Parties (as defined in Item 4) as a result of entering into the Settlement Agreement or the Voting and Standstill Agreement described in Item 4. The Reporting Persons expressly disclaim formation of a "group" with the McNeil Parties and expressly disclaim beneficial ownership of any Units owned by the McNeil Parties.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

         The disclosure set forth under Item 4 above is hereby incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Exhibit 1 Voting Agreement, dated as of December 7, 1999 by and among McNeil Partners, L.P., a Delaware limited partnership in its own capacity and on behalf of each of the McNeil Partnerships (other than Regency North Associates, L.P., Fairfax Associates II, Ltd., and McNeil Summerhill I, L.P.), Regency North Associates, L.P., Fairfax Associates II, Ltd., McNeil Summerhill I, L.P., McNeil Real Estate Management, Inc., a Delaware corporation, McNeil Investors, Inc., a Delaware corporation, Robert A. McNeil, Carole J. McNeil, High River Limited Partnership, a Delaware limited partnership, Riverdale LLC, a New York limited liability company, Unicorn Associates Corporation, a New York corporation, Longacre Corp., a Delaware corporation, and Carl C. Icahn.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:            December 9, 1999

                                       HIGH RIVER LIMITED PARTNERSHIP

                                       By:      Riverdale LLC,
                                                its General Partner

                                       By:      /s/ Edward Mattner
                                                Edward Mattner
                                       Title:         Manager

                                       RIVERDALE LLC

                                       By:      /s/ Edward Mattner
                                                Edward Mattner
                                       Title:         Manager


                                       UNICORN ASSOCIATES CORPORATION

                                       By:      /s/ Edward Mattner
                                                Edward Mattner
                                       Title:            President


                                       /s/ Theodore Altman
                                       Carl C. Icahn
                                       By:      Theodore Altman as
                                                Attorney-in-fact



                     [Signature Page for Amendment No. 15 to
                 McNeil Real Estate Fund XV, Ltd. Schedule 13D]